UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

DIRTT Environmental Solutions Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

25490H106
(CUSIP Number)

Shaun Noll
2494 Sand Hill Rd.,
Menlo Park, CA, 94025
(415) 284-7486)
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106	Page 2

1	NAMES OF REPORTING PERSONS
726 BF LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
11,928,214

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
11,928,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,928,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 25490H106	Page 3

1	NAMES OF REPORTING PERSONS
Peter Briger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
11,928,214

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
11,928,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,928,214

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 25490H106	Page 4

1	NAMES OF REPORTING PERSONS
726 BC LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,996,844

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,996,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,996,844

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 25490H106	Page 5

1	NAMES OF REPORTING PERSONS
Matthew Briger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,996,844

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,996,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,996,844

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 25490H106	Page 6

1	NAMES OF REPORTING PERSONS
Shaun Noll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,330,606

	8	SHARED VOTING POWER
16,925,058

	9	SOLE DISPOSITIVE POWER
1,330,606

	10	SHARED DISPOSITIVE POWER
16,925,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,255,664

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 5 (this “Amendment No. 5”) to the Statement on Schedule 13D in respect of the Common Shares of the Issuer (as hereby amended, the “Statement”) is being filed by the Reporting Persons with the SEC to report the events described herein. This Amendment amends and supplements the Statement as originally filed with the SEC on November 17, 2021 and previously amended on January 14, 2022, June 24, 2022, December 2, 2022 and December 12, 2022. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement prior to amendment hereby.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

In connection with the Issuer’s Offering of Rights (such terms as defined and used in the related disclosure set forth in the Issuer’s free writing prospectus (the “FWP”) filed with the SEC on November 22, 2023, which relates only to, and should be read together with, the preliminary prospectus dated November 21, 2023 included in Amendment No. 2 to the Registration Statement filed by the Issuer with the SEC on Form S-1 (File No. 333-275172) on November 21, 2023), the Issuer has entered into a standby purchase agreement with 22NW Fund, LP, 726 BC LLC and 726 BF LLC (the “Standby Purchasers”) dated November 20, 2023 (the “Standby Purchase Agreement”), pursuant to which each of 726 BC LLC and 726 BF LLC has agreed to exercise its Basic Subscription Privileges (as defined in the Standby Purchase Agreement and used in the disclosure set forth in the FWP) in full and, in addition thereto, to collectively purchase 50% of the Standby Shares (as defined in the Standby Purchase Agreement and used in the disclosure set forth in the FWP), so that subject to the terms and conditions of the Standby Purchase Agreement, 726 BC LLC and 726 BF LLC are together committed to purchasing up to C$15,000,000 in Common Shares under the Offering. If no Rights are exercised by any person other than the Standby Purchasers and all 85,714,285 Common Shares issuable under the Offering are acquired by the Standby Purchasers pursuant to the terms and subject to the conditions of the Standby Purchase Agreement, then the Reporting Persons would beneficially own 61,112,806 Common Shares following the completion of the Offering, or approximately 32.1% of the 190,512,257 Common Shares that the Issuer expects to be issued and outstanding as of the date of the closing of the Offering. The foregoing is qualified in its entirety by reference to the Issuer’s disclosure in the FWP and the related filings and documents referenced therein, including without limitation the Standby Purchase Agreement.

If permitted by the Issuer (which is neither guaranteed nor within the control of any Reporting Person), the Reporting Persons may, consistent with their prior disclosure, acquire additional Common Shares prior to the commencement of the Offering, or may acquire Rights in the secondary market during the pendency of the Offering.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a)-(b) is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 5 is incorporated by reference in its entirety into this Item 5.

The percentages of the outstanding Common Shares reported herein as beneficially owned by the Reporting Persons are based upon 104,797,972 Common Shares outstanding on November 22, 2023, as announced by the Issuer on that date.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented by the addition of the following:

Item 6 is hereby amended by incorporating the disclosure made in Item 4 regarding the Standby Purchase Agreement.

Through the date hereof, Mr. Noll has been granted 347,160 deferred share units pursuant to the Issuer’s Deferred Share Unit Plan for Non-Employee Directors, as previously described in this Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by the addition of the following:

Exhibit 99.3
Standby Purchase Agreement, dated November 20, 2023, by and among DIRTT Environmental Solutions Ltd., 22NW Fund, LP, 726 BC LLC and 726 BF LLC (incorporated by reference to Exhibit 10.32 to Amendment No. 2 to the Registration Statement filed by the Issuer on November 21, 2023 (File No. 333-275172)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 27, 2023

726 BF LLC

By:	/s/ Shaun Noll
Name: Shaun Noll
Title: Chief Investment Officer and President

PETER BRIGER

By:	/s/ Shaun Noll
Name: Shaun Noll attorney-in-fact for Peter Briger

726 BC LLC

By:	/s/ Shaun Noll
Name: Shaun Noll
Title: Chief Investment Officer and President

MATTHEW BRIGER

By:	/s/ Shaun Noll
Name: Shaun Noll attorney-in-fact for Matthew Briger

SHAUN NOLL

By:	/s/ Shaun Noll
Name: Shaun Noll